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                                        Filed Pursuant to Rule 424(b)(3) and (c)
                                                      Registration No. 333-68642

                          PROSPECTUS SUPPLEMENT NO. 2
                             DATED APRIL 17, 2002
                                      TO
                      PROSPECTUS DATED DECEMBER 14, 2001

                              SAFLINK CORPORATION

                       15,943,512 Shares of Common Stock
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         This prospectus supplements the prospectus dated December 14, 2001 of
SAFLINK Corporation, a Delaware corporation, as amended by a prospectus supplement dated February 22, 2002, relating to the public offering and sale by selling security holders described therein. This prospectus supplement should be read in conjunction with the prospectus and previously filed prospectus supplements, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus. Capitalized terms not otherwise defined herein have the meanings set forth in the prospectus.

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                              RECENT DEVELOPMENTS

         As reported in Prospectus Supplement No. 1, dated February 22, 2002, we received funds totaling approximately $6 million in connection with the issuance of common stock to certain holders of our Series E preferred stock and the exercise of a portion of our outstanding Series A warrants and all of our outstanding Series B warrants. Due to a restriction related to the Series A and Series B warrants held by SAC Capital Associates, LLC and SDS Merchant Fund, LP which precludes each of them from exercising their respective Series A and Series B warrants in excess of 4.9% of our outstanding common stock, holders of our Series A and Series B warrants exercised warrants to purchase approximately 4,835,000 shares of our common stock on January 8, 2002, not 5,057,732 shares of our common stock as previously reported. In addition, SAC and SDS directly purchased approximately 396,000 and 803,000 shares of our common stock, respectively.

         Additionally, as of the date of this prospectus supplement, during fiscal 2002 holders of our Series E preferred stock have converted shares of our Series E preferred stock into
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approximately 1,519,000 shares of our common stock and we have issued 45,000 shares of our common stock for placement agent and retainer fees.

         On April 2, 2002, the Company announced that the proposed judgment against the Company was modified in the case brought by International Interest Group, Inc. ("IIG"). On January 28, 2002, a jury rendered a verdict against us for $150,000 in compensatory damages and $1.5 million in punitive damages. On March 19, 2002, the court conditionally granted a new trial on the issue of punitive damages and reduced the amount of punitive damages from $1.5 million to $300,000, to which IIG has consented. Accordingly, we have been informed that judgment will be entered in the amount of $450,000, subject to the parties' rights to appeal and the parties' claims in post-trial proceedings for attorneys' fees, costs and interest. We recognized this charge in our consolidated financial statements for the fiscal year ended December 31, 2001, as reported in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2002.

         In order to sustain our operations at the current level through December 31, 2002, we need to raise more than $2,000,000 in additional funds. A portion of these funds may come from the exercise of outstanding Series A warrants issued in the Series E preferred stock financing and the exercise of outstanding Series C warrants issued under the Special Warrant Offer. If all of the outstanding Series A warrants and Series C warrants were to be exercised, we would have proceeds of approximately $13.5 million of additional capital. We have, to date, not attempted to raise this $2,000,000. There can be no assurance when we do attempt to raise this money that we will be successful. Additionally, the terms of our Series E financing prohibit us from raising additional capital by selling equity securities that are discounted or that have a variable conversion price until June 12, 2002. If we cannot raise additional financing prior to that time on acceptable terms, or at all, we would experience severe financial and operating difficulties, including the probable discontinuance of operations.

                      NOTICE TO CALIFORNIA INVESTORS ONLY

         In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2001, and estimated during 2002, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares of common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

         The date of this prospectus supplement is April 17, 2002.